O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MNEIDELL@OLSHANLAW.COM
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October 15, 2013

VIA EDGAR AND ELECTRONIC MAIL

Peggy Kim, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cracker Barrel Old Country Store, Inc.
Definitive Additional Materials filed on October 8, 2013
File No. 1-25225

Dear Ms. Kim:

We acknowledge receipt of the letter of comment dated October 10, 2013 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Biglari Capital Corp. (“Biglari”) and provide the following response on its behalf.  Our responses are numbered to correspond to your comments

General

1.
We note your response letter dated October 8, 2013 regarding the soliciting material dated September 17, 2013; however, the soliciting material dated September 17, 2013 appears on the participants’ website without any revisions. Please revise and refile the soliciting materials dated September 17, 2013.

The material contained on the website is a reflection of the historical record and therefore includes past letters in the form in which they have been issued.  In accordance with Biglari’s responses in the October 8, 2013 letter, Biglari will not use any of the statements referenced therein in any new communications to be issued by Biglari in the future.

2.
We note under the “Terms and Conditions” section of the website, that Biglari Capital does not guarantee the accuracy of any posted information. See numbered paragraphs 2¬4 of the Terms and Conditions. We refer to Exchange Act Rule 14a-9 and remind the participants that they are responsible for the accuracy of disclosure made in their soliciting materials, including on the website. Please revise to remove these disclaimers.

In response to this comment, Biglari has revised the provisions relating to the accuracy of posted information.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 15, 2013

3.
We note that in the “Terms and Conditions” section of the website, the disclosure states: “[t]he Sponsor is not soliciting any action based upon the Site…and the Site should not be construed as a solicitation to procure, withhold or revoke any proxy.” Please revise since the participants are conducting a proxy solicitation.

Biglari has revised this disclosure in response to this comment

4.
We note that you have posted soliciting material from past proxy contests with Cracker Barrel, which may be confusing to investors. Please revise the website to distinguish soliciting material in connection with this year’s proxy contest from those of prior years, or limit the information on the website to information related to the current proxy contest.

Biglari believes that the posting of materials from past proxy contests provides complete transparency to investors.  The website includes letters issued by Biglari since the time it became a significant shareholder of the Company.  The posting of the information enables investors to review the evolution of Biglari’s involvement with the Company, providing the necessary historical context for the current proxy contest.  Biglari views the present proxy solicitation as a continuation of its past efforts to increase value for all shareholders, a pursuit that must be viewed in its totality.

*      *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell